Exhibit 15.2
Remuneration Report 2023 For the year end 31 December 2023 Cadeler A/S. Incorporated in Denmark. Registration Number (CVR no.): 3118 0503 Kalvebod Brygge 43, DK-1560 Copenhagen S, Denmark

Contents

Introduction 4
Board of Directors 5
Executive Management 7
Overview 11
Compliance with the Remuneration Policy 12

3 This remuneration report (the “Report”) provides an overview of the total remuneration received by each member of the Board of Directors (“Board”), and the Executive Management (“Executive Management”) of Cadeler A/S, CVR no. 31180503, (the “Com-pany”) during the financial year ending 31 December 2023. The Executive Management means the members of the executive management of the Company registered as such with the Danish Business Authority. Currently the Executive Management consists of Mikkel Gleerup and Peter Brogaard Hansen. The remuneration of the Board and Executive Management has been provided in ac-cordance with the remuneration policy of the Company adopted by the Extraordinary General Meeting on 26 October 2020 and available on the Company’s website, cadeler.com, (the “Remuneration Policy”). The overall objective of the remuneration is to attract, motivate and retain qualified members of the Board and the Executive Man-agement as the Company’s future development and success is dependent on manage-ment performance. The remuneration of the Board and the Executive Management is designed to support the strategic goals of the Company and to promote value creation for the benefit of the shareholders of the Company. This Report has been prepared in accordance with section 139b of the Danish Compa-nies Act (the “DCA”), section 4.2.3 in Recommendations on Corporate Governance (“Recommendations”) issued by the Danish Corporate Governance Committee and the draft European Commission Guidelines on the standardised presentation of the remu-neration report under Directive. 2007/36/EC, as amended by Directive (EU) 2017/828 with regards to the encouragement of long-term shareholder engagement (the “Guide-lines”). The information included in this Report has been derived from the audited annual report of the Company for the financial year ending 31 December 2023 available on the Com-pany’s website, cadeler.com. All amounts are gross and quoted in EUR. Remuneration Report

4 The remuneration of the Board for 2023 is in compliance with the Remuneration Policy, which stipulates that the Board may receive a fixed annual fee with the fee being pro-rated according to the date of the board member’s election to the Board, and that the Board does not receive any incentive or share-based remuneration. The remuneration of the Executive Management is in compliance with the Remuneration Policy, and receipt of cash bonus and share based incentives have been based on performance criteria. The remuneration of the Board and the Executive Management is designed to support the Company’s development by ensuring that members of the Executive Management are incentivised to achieve both financial and operational goals while supporting the long-term sustainability and development of the Company. Introduction 4

5 According to the Company’s Remuneration Policy, members of the Board receive a fixed annual base fee approved by the Annual General Meeting. This annual base fee, which shall be in line with market practice of comparable listed companies taking into account the required competencies, effort and scope of work of the members of the Board. The Chairman may receive an additional fixed fee of up to three times the fixed annual base fee for his/her extended duties. Ordinary members of the Audit Committee, Remu-neration Committee and Nomination Committee may receive a supplementary fee of up to 50% of the fixed annual base fee, and the Chairman of the Audit Committee, Remu-neration Committee and Nomination Committee may receive a supplementary fee of up to 100% of the fixed annual base fee. No member of the Board is entitled to receive any share-based incentive, other variable remuneration or pension contribution. The following fees were approved at the General Meeting on 25 April 2023: Board of Directors Board Audit Committee Nomination Committee Remuneration Committee Member EUR 50,000 (base fee) EUR 5,000 EUR 5,000 EUR 5,000 Chairman EUR 100,000 (2x base fee) (waived) EUR 10,000 EUR 10,000 EUR 10,000

6 Andreas Sohmen-Pao and Andreas Beroutsos are employed by BW Group and have not received remuneration as Cadeler board members in 2023. Andreas Beroutsos stepped down from the Board with effect from 25 April 2023. David Cogman is employed by Swire Group and has not received remuneration as Cadeler board member in 2023. He stepped down from the Board with effect from 16 June 2023. Connie Hedegaard stepped down from the Board with effect from 16 June 2023. Andrea Abt entered the Board with effect from 25 April 2023. Table 1 – Remuneration of Board for 2023 Name Annual fee Committee fees Travel allowance Benefits Extraordinary items Total remuneration Andreas Sohmen-Pao, Chairman of the Board of Directors Member of the Remuneration Committee - - - - - - Andreas Beroutsos, Board member - - - - - - David Cogman, Board member Member of the Nomination Committee and the Audit Committee - - - - - - Connie Hedegaard, Board member Chairman of the Nomination Committee 20,508 5,677 - - - 26,185 Jesper Lok, Board member Chairman of the Remuneration Committee 50,000 10,000 - - - 60,000 Ditlev Wedell-Wedellsborg, Board member Chairman of the Audit Committee 50,000 10,000 - - - 60,000 Andrea Abt, Board Member Member of the Audit Committee 33,312 3331 - - - 36,643 Total 153,820 29,008 - - - 182,828

7 Members of the Executive Management are entitled to an annual remuneration in ac-cordance with the Remuneration Policy, which may consist of the following fixed and variable remuneration components: (a) Annual fixed salary (b) Employment Benefits (c) Pension contribution (d) Short-term and/or long-term incentive remuneration consisting of an annual perfor-mance-based bonus in cash, shares, other share-based incentives, such as stock op-tions, restricted share units, warrants and phantom shares (e) Employee retention incentives in the form of cash or share-based incentives, and (f) Termination and severance payments The choice of these components creates a well-balanced remuneration package reflect-ing (i) individual performance and responsibility of the members of the Executive Man-agement in relation to established goals and targets, both in the short and the longer term, and (ii) the Company’s overall performance. The Management’s performance-based bonus shall according to the Remuneration Pol-icy be subject to performance criteria determined by the Board. The performance criteria may include both financial and non-financial targets related to the Company’s strategy and key performance indicators, which may include, but are not limited to, the Com-pany’s health and safety record, EBITDA and the successful completion of projects, whether individually or collectively. The composition of the remuneration of each individual manager is determined with a view to contribute to the Company’s ability to attract and retain competent key employ-ees while, at the same time, ensuring that the Executive Management has an incentive to create added value for the benefit of the Company’s shareholders through variable re-muneration. Executive Management

8 Fixed Remuneration The annual fixed base salary and benefits are intended to attract and retain competent key employees with a view to contribute to the Company’s ability to obtain its short- and long-term targets. Members of the Executive Management are entitled to receive a pen-sion contribution of up to 10% of the fixed base salary. Variable Remuneration Members of the Executive Management may in accordance with the Remuneration Policy be eligible to receive an annual performance-based bonus in cash, shares as well as other Share-based incentives, such as stock options, restricted share units, warrants and phantom shares. The performance criteria shall be determined by the Board and may include both financial and non-financial targets related to the Company’s strategy and key performance indicators, which may include, but are not limited to, the Com-pany’s health and safety record, EBITDA and the successful completion of projects, whether individually or collectively. The performance bonus shall be subject to the level of achievement of performance targets to be defined and set annually by the board of di-rectors and comprising one or more financial years in the reference period. The maximum annual value of a cash bonus and a share-based incentive grant, respec-tively, may not exceed 200% of the fixed annual salary at the time of grant. Where a per-formance bonus is to be paid in shares or other share-based incentives, the entitlement to shares shall be subject to a vesting period of at least 12 months and requirement of continuous service during the vesting period. Vesting may be subject to fulfilment of cer-tain pre-defined criteria if determined by the Board of Directors. The exercise price, if any, shall be determined by the Board at the time of grant and may, if so decided, take place at par value or more. Prior Year Incentive Scheme For the Financial Year 2020, Management had been granted the right to an IPO success bonus upon the successful offering and listing of the Company on Oslo Stock Exchange. Table 2 – Remu Table 2 - Remuneration for the Executive Management for 2023 Fixed remuneration Variable remuneration Name Base salary Benefits Pension Cash bonus Transaction bonus Total remuneration Fixed/total Variable/total Mikkel Gleerup, CEO 531,248 18,034 - 514,952 386,214 1,450,449 38% 62% Peter Brogaard Hansen, CFO 289,371 37,237 28,859 144,686 108,514 608,666 58% 42% Total 820,619 55,271 28,859 659,638 494,728 2,059,115

9 The bonus comprised a share-based instrument corresponding of up to eight months of gross monthly salary to be paid in shares. The gross monthly salary and share price for the basis of calculation of shares was based on the gross monthly salary of management and share price on the first day of trading of the Company’s shares on the Oslo Stock Ex-change. The extraordinary award will accrue and be paid after 12 months from the first day of trading of the Company’s shares on the Oslo Stock Exchange, which occurred on 27 November 2020. The award was paid in cash in December 2021 at the equivalent share value, resulting in a payment of EUR 307,443 to Mikkel Gleerup. Incentive Schemes In December 2021, a new remuneration scheme was agreed with effect from January 2022 and replacing the existing share-based incentive schemes for Executive Manage-ment. The terms of the programme initiated in December 2021 are: (i) With effect from 2021, an annual bonus up to 6 to 12 gross monthly salary for Execu-tive Management. This bonus is at the discretion of the board and paid in cash the following January. (ii) In January 2022, the CEO was granted 55,430 Restricted Share Units which will vest July 2024. (iii) In January 2022, the CEO was granted 55,430 Options in Cadeler shares which will vest May 2024 and expire in April 2027. The strike price will range from NOK 36.02 to NOK 38.42 depending on the exercise period. (iv) In May 2022, the CEO was granted 221,719 and the CFO was granted 67,440 options in Cadeler shares, which will vest in May 2025 and expire in May 2028. The strike price will be NOK 40,24 and is conditional upon continued employment with Cadeler. (v) In January 2023, the CEO was granted 130,416 and CFO was granted 59,280 Re-stricted Share Units, which will vest in July 2025 and are conditional upon continued employment within Cadeler. (vi) In August 2023, the CEO was granted 385,320 and the CFO was granted 237,120 op-tions in Cadeler shares, which will vest in August 2026 and expire in August 2029. The strike price will be NOK 45.49 and are conditional upon continued employment within Cadeler Extraordinary awards Members of the Board and Executive Management or employees may under the remu-neration policy be offered extraordinary awards being a one-off bonus or other extraordi-nary variable remuneration. The value of such extraordinary award may not exceed 100% of the fixed annual salary. In 2023, a Transaction Bonus has been awarded to the Executive Management in con-nection with the completion of the Anemoi project. Termination and Severance Payments According to the Company’s Remuneration Policy, the members of the executive man-agement are employed on individual contracts, which are generally entered into on an indefinite term with a mutual right of termination. The notice period may be up to 6 months for the member of the executive management and up to 12 months for the

10 Company. In case of termination, members of executive management may be entitled to a severance payment of up to 12 months’ total remuneration. Non-Monetary Benefits Members of the Executive Management are offered customary employee benefits such as telephone, computer and internet, as well as other benefits, including company car as approved by the Board. The value of such benefits may not exceed 50% of the fixed an-nual salary. Claw-Back The Company has the option of reclaiming, in full or in part, granted incentive remunera-tion in certain situations, including where incentive remuneration was awarded or paid out on the basis of information which subsequently proved to be incorrect. During the fi-nancial year ending 31 December 2023, no incentive remuneration was reclaimed. 10

11 Table 3 - Comparison of remuneration over the past three financial years Name 2023 2022 2021 2023 vs. 2022 2022 vs. 2021 Mikkel Gleerup, CEO 1,450,449 839,372 708,484 611,077 130,888 Peter Brogaard, CFO 608,666 261,243 - 347,423 261,243 Mark Konrad, Former CFO 0 100,648 277,762 (100,648) (177,114) Andreas Sohmen-Pao - - - - - David Cogman - - - - Andreas Beroutsos - - - - - Andrea Abt 36,643 - - 36,643 - Connie Hedegaard 26,185 60,000 60,000 (33,815) - Jesper Lok 60,000 60,000 60,000 - - Ditlev Wedell-Wedellsborg 60,000 60,000 60,000 - - The development in the remuneration of the Board and Management over the past three financial years is summarized in the table below. The result for the Group was a profit of EUR 11,497 compared to a profit of EUR 35,541 thousand in 2022 and a profit of EUR 7,451 thousand in 2021. Average wages and salaries per full time equivalents for onshore employees for the Group were EUR 173 thousand compared to EUR 141 thousand in 2022 and EUR 131 thou-sand in 2021. Overview

12 The remuneration of the Board and Executive Management for the financial year ending 31 December 2023 complies with the framework provided by the Remuneration Policy. There has been no deviation or derogation from the framework provided by the Remu-neration Policy. Compliance with the Remuneration Policy 12

13 Cadeler Fairway House Arne Jacobsens Allé 7 DK –2300 Copenhagen S Denmark +45 3246 3100 www.cadeler.com